November 8, 2023

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Tirios Propco Series LLC
Offering Statement on Form 1-A
Filed June 12, 2023
File No. 024-12277

Ms. Gorman:

Please see below for responses to the Division’s letter dated October 23, 2023, regarding the above captioned matter. All questions have been addressed in Amendment No. 6 to the Offering Statement on Form 1-A, filed November 8, 2023 (“Amendment”), as further herein detailed.

Cover Page

1.

We reissue comment 1. Please reconcile the termination date on the cover page with the disclosure on page 25. In addition, we note the revision made in response to comment 1 that “each offering will commence within thirty (30) calendar days after the first qualification date of the offering statement of which this Offering Circular forms a part.” Please explain how this offering is not a delayed offering, and revise to comply with Rule 251(d)(3)(i)(F) of Regulation A.

We have revised the disclosure on the cover page, as well as on page 25, to clarify that each offering will commence within two (2) calendar days of qualification, in accordance with Rule 251(d)(3)(i)(F) of Regulation A. It is not our intention to conduct a delayed offering.

2.

Given the operating agreement provisions that reduce or eliminate duties, including fiduciary duties, of the Manager, and the lack of a conflicts of interest policy, please provide cover page disclosure of these significant risks to investors.

These risks have been disclosed on the cover page.

Summary, page 1

3.

We note the offering for each series has no minimum that must be raised. We also note that each property has a short-term third-party loan and an advance from the Manager. The use of proceeds only reflects the repayment of the advance from the Manager. Please clearly disclose whether, for each series, the property is expected to be able to generate sufficient revenues to repay the loan when due, or the monthly payments on the loans.

We have expanded our disclosures to include the possible options available to the company to refinance the debt, including long-term and short-term debt and applicable interest rates based on refinancing proposals received by the Company in October 2023. We will continue to evaluate these proposals and plan to refinance the debt before maturity in June 2024. We have added the disclosure that working capital reserve is used to fund shortfall in operating cash flow, and disclosure that if we are not able to generate a positive cash flow for an extended period, we will be forced to sell the assets which could potentially result in losses.

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Please also clearly disclose the impact rising interest rates may have upon your refinancing abilities.

We have expanded our disclosure to reflect a robust discussion on current interest rates and availability of refinancing options. We have also included a sensitivity analysis under “Use of proceeds” to disclose the impact in case we are not able to finance the debt at same or lower rate.

We also note that the properties were purchased on May 3, 2023, have been listed for rent, but have not been rented to date. Please address the risks associated with the inability to rent the properties at the current estimated monthly rental rates.

We have added additional disclosures to explain that with newly built homes in a new housing development, it sometimes takes a bit longer to find the tenants as people are moving into the area and are still in the process of discovering and getting acquainted with new communities. We have added disclosures under Market Overview and Risks under “We may not be able to find tenants or renew leases with existing tenants, which could negatively impact our financial condition and our operating results.”

In addition, given the duration of the offering, it appears the loans could become due before the offering for that particular series has been completed. Please clarify who is paying the interest on the loans during the offering period, and whether the interest will be paid back from the series. If so, please clearly disclose the estimated interest owed.

We have added disclosures that our Manager is advancing the funds to cover interest costs during the pre-offering period and will be repaid from the proceeds. Our Manager is not receiving any fees or interest to advance these funds.

Please also clarify what would happen if the loans become due and are unable to be repaid or extended. Provide clear disclosure throughout the offering circular. Lastly, provide clear risk factor disclosures.

We have expanded our interest rate and refinancing risk disclosure to state that we might be forced to sell the asset in an untimely manner and in a short period of time in case we are not able to refinance our debt, which could potentially result in losses.

Compensation Paid to Our Manager and Its Affiliates , page 4

4.

Please revise here and elsewhere to explain why the individual series are being charged with commissions to the manager as buyer's agents. It is usual and customary in the real estate industry for the seller to pay both seller and buyer agent commission. Research indicates this is standard practice in San Marcos, as well. If the company has an agreement with sellers that negates this industry practice, please revise to describe the agreement and to disclose why the manager believes it is advantageous to series investors to have done so. Also, explain the difference between the asset acquisition fee and the commission as buyer's agent fee.

The Acquisition Fee is charged by the Manager for services such as finding investment and underwriting opportunities, performing due diligence on potential opportunities, and providing back-end functionality to operate the Tirios Platform, including processing subscriptions and payments.

The commission received as buyer's agent is for providing services such as scheduling viewings, submitting offers, negotiating purchase prices, and managing the closing process. The commission for services as Buyer's Agent is paid by Seller at the time of closing.

We have updated the disclosures throughout the filing to reflect that commissions as buyer’s agent is paid by Seller, not by investors, and are included in the offering as a disclosure item.

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The Current Offering - Secondary Market, page 7

5.

We note your disclosure that the “Series Interests will generally not be transferable except through the Secondary Trading Platform” (emphasis added). Please revise to disclose how an investor may transfer the Series Interests if such transfers are not made through the Secondary Trading Platform.

We have revised our disclosure to clarify that Series Interests will only be transferable through the Secondary Trading Platform, and we have provided additional details about the Secondary Trading Platform. These changes apply to the Secondary Market discussion on page 7 and a risk factor on page 13.

Our Operating Agreement contains provisions that reduce or eliminate duties ..., page 11

6.

We note your response to comment 2 of our letter and reissue in part. Please revise your disclosure here and in the section “Securities Being Offered,” to clearly disclose when the limitation or elimination of the fiduciary duties of the manager applies. Please also clarify whether there is any uncertainty as to the enforceability of this under state law.

We have revised our disclosures to explain that the fiduciary duties of self-dealing or corporate opportunities are expressly waived and that such waivers apply anytime the Manager is exercising managerial rights pursuant to the Operating Agreement. The only duties imposed upon the Manager are those specifically enumerated in the Operating Agreement, and it does not impose any duties similar to the waived fiduciary duties. We have also clarified that there is no uncertainty as to the effectiveness of such waiver under Delaware state law.

Plan of Distribution

Procedure for Transfer or Secondary Trading, page 32

7.

We note your response to comment 7 and related revisions beginning on page 32. Please revise this section to describe in greater detail the restrictions in the Operating Agreement that apply to resales of Series Interests.

We have revised this section to include the restrictions to sell Series Interests and set forth the criteria the Manager will consider in granting the approval.

8.	Please revise this section to provide a materially complete discussion of the Secondary Trading Platform, including, without limitation, disclosing in greater detail:

•	the parties who will operate the platform, their respective roles and how the platform operates;
•	the “certain technology services” that your Manager will provide to facilitate transfers or secondary trading and the material terms thereof;
•	the material terms of the Sample Agreement with North Capital PPEX, which you have filed as Exhibit 6.9. Also please clarify the status of this agreement and any material terms that remain unfinalized.

Please note that we may have further comments based upon your revised disclosure.

We have revised this section to clarify the operating parties, their respective roles, and how the platform functions, as well as the technology services provided by our Manager. In addition, all the terms of the agreement with North Capital Private Securities Corporation or PPEX ATS included in Exhibit 6.9 are finalized, and we will be executing the agreement near the qualification date. We have summarized the material terms in the Offering Circular.

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9.

We note your disclosure that “[a]fter the Company has received necessary regulatory approvals, the Company will enable Secondary Transfer functionality to accept transfer requests.” Please disclose the regulatory approvals you need to enable Secondary Transfer functionality on the platform. Discuss the status, timing, costs and plans to obtain them.

We have revised to disclose that we will seek for each Series a CUSIP identifier followed by a FINRA trading symbol, along with the associated costs and anticipated timing of these activities.

Use of Proceeds, page 34

10.

We note the revisions made in response to comment 11. Please clarify the terms of the Series Interests to be issued to the manager for the advances to the extent the proceeds are not sufficient to repay such advances.

We have updated the disclosure under “Use of Proceeds” to clarify that the Series Interests issued to our Manager have the same rights and terms as Series Interests issued to any other holder. There are no preferential rights inherent in Series Interests awarded to Manager.

Description of Business Plan of Operations, page 38

11.

We note your response to comment 12 and reissue in part. In light of your expected use of leverage in operations, please address in this section the impact of increased interest rates on investors. We note that interest rates have increased over the past couple years and that, specifically, with respect to the current properties, the loans are due in June 2024, and you will likely need to obtain new financing at that time or renegotiate the current terms, which could result in even higher interest rates. Please clearly disclose the impact increased rates could have upon the ability of the series to generate enough revenues to make the monthly payments on the loans and the potential increased risk of default. Please expand the risk factor on page 13 to highlight this additional risk.

We have expanded our discussion under “Plan of Operations” and our risk disclosure to reflect a robust discussion on current interest rates and expanded our disclosures to include the possible options available to the company to refinance the debt, including long-term and short-term debt and applicable interest rates based on refinancing proposals received by the Company in October 2023. We will continue to evaluate these proposals and plan to refinance the debt before maturity in June 2024. We have also included a sensitivity analysis under “Use of Proceeds” to disclose the impact if we are not able to refinance the debt at the same or a lower rate. We have added the additional risk disclosures regarding operating cash flow deficits.

Property Overview, page 42

12.

Please refer to the response to comment 14. Please note that reasonable, fact-based estimates are not the same as forecasted information. Given the material nature of the operating costs of the properties to an investor's ability to make an informed investment, please revise to address the following:

•	Assuming you have not received a tax assessment on the properties, please disclose why you are unable to provide a reasonable estimate of the annual real estate taxes given that San Marcos discloses its residential real estate tax rates on its website.
•	Based on your response, it appears the properties are not insured. If they are not, please add a risk factor that states that fact. Also, disclose and discuss how you were able to obtain financing on an uninsured residential property and disclose the associated risks.
•	If the properties are not insured, please disclose why you are unable to, at a minimum, obtain quotes for insurance that would allow you to disclose fact-based quotes for each property. Please obtain quotes for insurance and disclose them or disclose specifically why you cannot.

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•	If you have not engaged an accounting firm to prepare and audit the financial statements of the properties, revise to disclose that fact. As Tirios Corporation has prior performance and experience with projects that have similar investment objectives, it appears it should have the information needed to provide a reasonable estimate of these costs. Please revise to provide a reasonable estimate of these costs based on Tirios Corporations experience with similar investments or disclose in specific detail why you cannot.
•	Based on Tirios Corporation's experience with similar investments, it appears you have the information necessary to budget maintenance costs for the properties. Please revise to disclose a reasonable estimate for these costs or to explain Tirios Corporation's experience does not provide a reasonable basis for doing so.
•	Based on the disclosure regarding property management fees, asset management fees and Tirios Corporation's experience with similar investments, it appears you have the information necessary to make reasonable estimates of these fees. Please revise to provide reasonable estimates of these fees or describe why you are unable to in more detail than you currently disclose.
•	Where a best estimate cannot be developed, a range of estimate is not inappropriate.

We have updated the disclosure to include property operating cost estimates incorporating the above bullet-points under the section “Property Overview.”

13.

Noting that the properties were acquired approximately five months ago, please revise here and elsewhere, as appropriate, to clarify why you have been unable to rent any of the properties. Describe in detail the market conditions in San Marcos that have made the properties unrentable to date. Include associated risk factor disclosure.

We have added additional disclosures to address the San Marcos market and lease-up period risks under a new “Market Overview” section and added additional risk factors under the “Risk Factors Related to Real Estate Generally.”

Compensation of Manager, page 46

14.

We note your response to comment 16 and reissue. We note the disclosure that you may retain the services of certain of the Manager's affiliates. Please clearly disclose the identity of those affiliates that may provide services, clearly disclose the services they may provide and disclose the potential compensation arrangements. To the extent specific services will be provided by these affiliates for the series being offered, clearly disclose. Please add risk factor disclosure.

We have updated the disclosure to remove any language related to unidentified affiliates. There are no undisclosed compensation arrangements with the Manager or any of its affiliates.

Prior Performance Tables, page 76

15.

We note your response to comment 17 and reissue in part. Please revise the tables to comply with the guidance set forth in Corporation Finance Disclosure Topic 6. Further, please ensure that you provide all of the disclosure required by Item 8 of Guide 5. For example only, please disclose any adverse business developments experienced by the prior programs.

We have updated the disclosure to include relevant updates, including a disclosure that there are no adverse developments since the date of acquisition of prior projects.

Exhibits

16.	Please ensure that the hyperlinks in the Exhibits Index are to the most recent versions of the exhibits. Please also include the hyperlink for the Auditor's Consent and the Legality Opinion.

We have corrected the hyperlinks in the Exhibits Index and added hyperlinks to the Auditor’s Consent and Legality Opinion.

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We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

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